UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2026 (Report No. 4)

Commission File Number: 001-41402

BRENMILLER ENERGY LTD.
(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek
Rosh Haayin, 4809249 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On July 24, 2026, Brenmiller Energy Ltd. (the “Company”), issued a press release titled “Brenmiller Energy Announces Waiver from European Investment Bank and Advances Toward Debt Settlement in Support of Its BrenX Growth Strategy”, a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Report”).

This Report (excluding the sixth, seventh, eighth and ninth paragraphs of the press release included as Exhibit 99.1) is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos 333-273028, 333-283874, 333-289219, 333-290642, 333-292634, 333-293660, 333-294341, 333-295594, 333-296507, 333-296898, and 333-297567) and Form S-8 (File Nos. 333-272266, 333-278602, 333-284377 and 333-290040), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by Brenmiller Energy Ltd. dated July 24, 2026, titled “Brenmiller Energy Announces Waiver from European Investment Bank and Advances Toward Debt Settlement in Support of Its BrenX Growth Strategy”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: July 24, 2026	By:	/s/ Ofir Zimmerman
		Name:	Ofir Zimmerman
		Title:	Chief Financial Officer

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